

April 15, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Simplify Exchange Traded Funds
          Issuer CIK:     0001810747
          Issuer File Number:   333-238475/811-23570
          Form Type:    8-A12B
          Filing Date:    April 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated April 10, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Simplify Next Intangible Value Index ETF (NXTV)
- Simplify Next Intangible Core Index ETF (NXTI)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications